UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5th, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					542,000 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,002,000 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,002,000 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					7.5% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					460,000 (See Item 5)


				8 	SHARED VOTING POWER
					542,000 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,002,000 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,002,000 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					7.5% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 219141108

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					542,000 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,002,000 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,002,000 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					7.5% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This Amendment No. 2 amends the Schedule 13D filed by Pirate Capital LLC, Thomas R. Hudson Jr. and Gabrielle Katz Hudson on
July 6, 2004. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC.
Each of them is a citizen of the United States. Thomas R. Hudson Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,002,000 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $13,345,810.30 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

Pirate Capital LLC has written a second letter to the CEO and Chairman, Harry J. Phillips Jr., and the Board of Directors. The purpose of the letter was to express Pirate Capital LLC's concern that our previous requests have not been granted and to propose a special meeting of shareholders to vote on whether the sale of the company should be explored.

Highlights of the letter included:

"After the second quarter conference call, it should be clear that the owners of Cornell have lost all confidence in the management team that you continue to support."

"How many failures in the areas of financial control, operations, and business development will it take for you to actually start protecting the interests of shareholders?"

"If you doubt that a majority of shareholders seek the sale of Cornell, we propose that the board call a special meeting of shareholders to put the matter to a vote."

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase a Holder's holdings of Common Stock of the Issuer.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 542,000 of the Shares and sole disposition power with respect to 1,002,000 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 460,000 of the Shares and shared voting power with respect to 542,000 of the Shares disposition power with respect to 1,002,000 of the Shares; and Gabrielle Katz Hudson has shared voting power with respect to 542,000 of the Shares and shared disposition power with respect to 1,002,000 of the Shares.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER FUND LP
Trade Date	Number of Shares	Price
6/14/04		15,000			13.70
6/15/04		25,000			13.90
6/16/04		5,000			13.85
6/17/04		33,500			13.85
6/21/04		2,500			13.48
6/23/04		52,000			13.50
7/7/04		12,000			13.98
7/8/04		5,600			13.95
7/13/04		4,900			14.35
7/21/04		4,800			14.25
7/28/04		16,800			12.81
8/5/04		10,000			12.96


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
6/14/04		15,000			13.76
6/15/04		29,000			13.84
6/16/04		5,000			13.90
6/17/04		25,000			14.00
6/18/04		3,200			13.69
6/21/04		6,000			13.49
6/23/04		37,000			13.53
6/29/04		3,000			13.45
7/6/04		26,700			13.62
7/7/04		10,300			14.05
7/8/04		29,100			13.98
7/28/04		25,000			13.00
8/2/04		6,000			13.24
8/3/04		11,500			13.28
8/4/04		5,400			13.25
8/5/04		35,000			13.00
8/6/04		15,000			12.57


MINT MASTER FUND LTD
Trade Date	Number of Shares	Price
6/17/04		300			13.98
6/17/04		9,700 			14.00
7/6/04		5,000			13.36
7/8/04		25,000			14.01
7/9/04		3,100			14.05
7/14/04		2,800			14.30
7/15/04		1,700			14.32
7/16/04		14,700			14.35
7/19/04		20,000			14.24
7/28/04		2,200			12.45
8/5/04		10,000			12.97
8/6/04		10,000			12.50





Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit 1. 	Joint Filing Agreement
	Exhibit 2.	Letter to Board of Directors


Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated August 10, 2004.

			Pirate Capital LLC


		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: August 10, 2004

			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson


			PIRATE CAPITAL, LLC



EXHIBIT 2

LETTER TO BOARD OF DIRECTORS

c/o Mr. Harry J. Phillips
CEO
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX  77027

Directors of Cornell Companies,


After the second quarter conference call, it should be clear that the owners of Cornell have lost all confidence in the management team that you continue to support.

I urge you to listen to the conference calls of Cornell?s competitors. Both CCA and Geo reported strong financial results and are aggressively taking advantage of short and long term expansion opportunities. Cornell?s operating environment is extremely favorable. The common denominator in Cornell?s consistent disappointments, downward revisions, and delayed project completions is the current management team. There should be no confusion about the fact that a positive announcement on Moshannon Valley, New Morgan Academy, or other opportunity, will not restore the shareholder confidence that the board has been complicit in allowing management to erode.

How many failures in the areas of financial control, operations, and business development will it take for you to actually start protecting the interests of shareholders? It seems likely that this question will remain unanswered and we will be forced to take matters into our own hands.

You should ask yourselves two questions.  First, who do you work for?
A majority of Cornell?s owners want the Company to be sold. No current director can claim that they work for shareholders if they are not working towards this objective. Second, under what circumstances do you want to leave the Company? Your legacy can be one of shareholder rights and value creation or entrenchment and poor corporate governance. Any director who thinks that they can ignore the concerns of shareholders and remain for another term is not taking this situation seriously.

I met with Harry Phillips in Houston and requested that the poison pill be rescinded and that he publicly announce the retention of an investment advisor to explore the sale of the Company. Neither request has been granted. The recent work that JP Morgan has completed for Cornell, including advising on potential acquisitions and completing the recent debt deal, creates a conflict of interest that should bar them from being the investment advisor retained to explore the sale of the Company. Harry?s mention on the conference call of 5 parties that have approached the Company since 2002 should serve as an indication of strong interest in Cornell?s assets. My sources lead me to conclude that no good faith effort has been made to explore the sale of the Company in whole or in part. Parties interested in the purchase of Cornell have told us that they were sent away by Harry and that the Company was not for sale.

On the conference call, Harry stated that the Company is not "on the block". Various media sources have quoted the Company as stating that it is "not for sale". The decision to sell the Company should be made by its owners. If you doubt that a majority of shareholders seek the sale of Cornell, we propose that the board call a special meeting of shareholders to put the matter to a vote. I have placed calls to all of the independent board members and appreciate their timely response.


Sincerely,


				Zachary George

				Pirate Capital LLC